UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number:  001-41324

AKANDA CORP.

(Name of registrant)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒     Form 20-F ☐     Form 40-F

EXHIBIT INDEX

On April 11, 2024, Akanda Corp. (the “Company”) issued a press release announcing the closing of the previously announced sale of RPK Biopharma Unipessoal, Lda, an indirect wholly-owned Portuguese subsidiary of the Company (“RPK”). In connection with the closing, the Company paid a cash finder’s fee of 5% of the gross sales price or an aggregate of $446,250, inclusive of taxes to Cannera Holdings LTD, a British Columbia company. The finders fee agreement was previously filed on March 11, 2024 as Exhibit 10.25 to the Company’s amended registration statement on Form F-1. A copy of the press release is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

The Company issued an additional press release announcing its plan to integrate technology solutions to capture the United Kingdom market. A copy of the press release is furnished herewith as Exhibit 99.2 to this Report on Form 6-K.

The press release furnished in this report as Exhibit 99.1 and 99.2 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibit No.	Description

99.1	Press Release Issued by Akanda Corp. to Announce the Closing of the Sale of RPK
99.2	Press Release Issued by Akanda Corp. to Announce Plan to Integrate Technology Solutions to Capture UK Market

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: April 11, 2024	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director

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